UNI
SECURITIES AND
09059758
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2009
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.B. Graham & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Katella, 2nd Floor
(No. and Street)

Orange, (City) California (State) 92867 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Graham 714-628-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce E. Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.B. Graham & Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WILLIAM L. GRAHAM
Commission # 1621710
Notary Public - California
Orange County
My Comm. Expires Nov 14, 2009

Signature

PRESIDENT / C.E.O.
Title

William L. Graham
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2008

B.B. GRAHAM & COMPANY, INC.
1700 W. KATELLA, 2ND FLOOR
ORANGE, CALIFORNIA 92867

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

I have audited the accompanying statement of financial condition of B.B. Graham & Company, Inc. (the Company) as of December 31, 2008 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
January 21, 2009

B.B. GRAHAM & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash		
Checking		$ 71,266
Money market		223,488
Total cash		294,754
Clearing brokers deposits		50,000
Commissions receivable		131,612
Other receivable - allowable		--
Other receivable - non allowable		30,539
Employee advances		25,000
Prepaid insurance		21,761
Property and Equipment, at cost, net of accumulated depreciation of $39,637		--
TOTAL ASSETS		$ 553,666

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses		$ 24,776
Commissions payable		174,249
Credit card payable		555
TOTAL LIABILITIES		199,580
SHAREHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000,000 shares authorized; 10,000 shares outstanding	$ 100	
Paid-in capital	384,900	
Retained earnings (deficit)	(30,914)	354,086
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 553,666

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2008

REVENUES		
Commissions	$	1,693,079
Mutual funds		394,660
Insurance income		890,364
Interest income		50,472
Other income		607,060
TOTAL REVENUES		3,635,635
OPERATING EXPENSES		
TOTAL OPERATING EXPENSES-SCHEDULE-PAGE 11		3,369,333
INCOME BEFORE TAX PROVISION		266,302
INCOME TAX PROVISION		800
NET INCOME	$	265,502

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	10,000	$ 100	$ 434,900	$ (296,416)	$ 138,584
Capital Distribution			(50,000)		(50,000)
Net Income				265,502	265,502
Balance, December 31, 2008	10,000	$ 100	$ 384,900	$ (30,914)	$ 354,086

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2008

Cash Flows from Operating Activities:		
Net income	$	265,502
Depreciation and amortization		--
Changes in operating assets and liabilities:		
Commissions receivable		(16,464)
Other receivable - allowable		888
Other receivable - non allowable		(23,684)
Employee advances		(18,200)
Prepaid insurance		(21,761)
Accrued expense		(233,744)
Commissions payable		36,295
Credit card payable		(51,579)
Net cash used from operating activities		(62,747)
Cash Flows for Investing Activities:		--
Cash Flows from Financing Activities:		
Capital distribution		(50,000)
Net decrease in cash		(112,747)
Cash at beginning of year		407,501
Cash at December 31, 2008	$	294,754
Supplemental Cash Flow Information		
Cash paid for interest	$	3,531
Cash paid for income tax	$	800

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

B.B. Graham & Company, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing brokers.

The Company has offices in Bakersfield, Los Angeles, Lake Forest, Orange, Whittier, Santa Ana and San Gabriel, California; Framingham, Massachusetts; Jupiter, Florida; Lincolnshire, Illinois; Austin, Houston and San Antonio, Texas; and Las Vegas, Nevada.

Property, Equipment and Depreciation – Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

NOTE 2 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

NOTE 3 - PROVISION FOR INCOME TAXES

The Company files its Federal tax return on the cash basis. There are no Federal and state taxes owed due to net operating loss carry forward. The provision for income taxes for the year consists of the following:

Federal	$ 0
State – Minimum tax	800
	$800

The Federal net operating loss (NOL) carried forward of approximately $45,000 can be carried forward up to 2023. The State NOL can be carried forward up to 2014.

As of December 31, 2008, the Company has a deferred tax benefit of $9,223 calculated on differences between December 31, 2008 receivables of $161,151 and payables of $199,580.

NOTE 4 - NET CAPITAL REQUIREMENTS
In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See pages 9 and 10 for the net capital computation

NOTE 5 - RELATED PARTY TRANSACTIONS
As noted above, the Company's sole shareholder purchased an office building and entered into a lease agreement to rent part of the building to the Company. The rent for the first ten months was $7,500 per month and for the last two months was $10,000 per month, and an off site storage fee of $750 per month. The addition in rent is due to more office space taken by the Company due to expansion. For the year 2008 the rent and storage expense were $92,000 and $7,500 respectively.

NOTE 6 - USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - EXEMPTION FROM THE SEC RULE 15C3-3
B.B. Graham & Company, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, B.B. Graham & Company, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

B.B. GRAHAM & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	354,086
Nonallowable assets - other receivables (page 9)		77,300
Haircut - 2% on money market account (page 9)		4,470
NET CAPITAL	$	272,316

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	13,304
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	13,304
EXCESS CAPITAL	$	259,012
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	252,358

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	199,580
Aggregate indebtedness to net capital		73.29%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited net capital	$	272,317
Retained earnings		--
Rounding error		(1)
Audited Net Capital	$	272,316

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
NON - ALLOWABLE ASSETS
DECEMBER 31, 2008

NON-ALLOWABLE ASSETS		
Other receivable - non-allowable	$	30,539
Employee advances		25,000
Prepaid insurance		21,761
TOTAL NON-ALLOWABLE ASSETS		77,300
HAIRCUTS		
Money market - 2% haircut		4,470
TOTAL	$	81,770

See accompanying notes to financial statements.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2008 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 21, 2009

B.B. GRAHAM & COMPANY, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING EXPENSES

Clearing broker fees	$ 342,236
Commissions	2,257,795
Due and subscriptions	5,860
Error expense	1,325
Insurance	81,742
Interest expense	3,531
Miscellaneous expenses	12,954
FINRA and SEC fees	47,552
Office expenses	5,964
Professional fees	18,176
Quote services	7,420
Rent & storage	100,000
Salaries and wages	368,267
Software	56,464
Taxes and licenses	35,773
Telephone	13,193
Travel & entertainment	11,081
TOTAL OPERATING EXPENSES	$ 3,369,333

See accompanying notes to financial statements.

PART II

B.B. GRAHAM & COMPANY, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

In planning and performing my audit of the financial statements of B.B. Graham & Company, Inc. (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 21, 2009